UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1

Angiotech Pharmaceuticals, Inc. issued a press release today announcing that the underwriters of its recent public offering of 5,000,000 common shares have exercised their over-allotment option to acquire an additional 750,000 common shares of Angiotech at a price of US$43.75 (CDN$59.01) per common share.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:October 3, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Friday,  October 3, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on October 3, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), today announced that the underwriters of its recent public offering of 5,000,000 common shares have exercised their over-allotment option to acquire an additional 750,000 common shares of Angiotech at a price of US$43.75 (CDN$59.01) per common share.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:      David M. Hall, Chief Financial Officer
Telephone: (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 3rd   day of October, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
FRIDAY OCTOBER 3, 2003

ANGIOTECH ANNOUNCES EXERCISE OF UNDERWRITERS’ OVER-ALLOTMENT OPTION VALUED AT APPROXIMATELY US$33 MILLION

Vancouver, BC — Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), today announced that the underwriters of its recent public offering of 5,000,000 common shares have exercised their over-allotment option to acquire an additional 750,000 common shares of Angiotech at a price of US$43.75 (CDN$59.01) per common share. The exercise of the over-allotment option will raise additional gross proceeds of US$32,812,500 (CDN$44,257,500) for Angiotech. The completion of the offering, including exercise of the over-allotment option, will result in the total sale of 5,750,000 common shares with gross proceeds to Angiotech of US$251,562,500 (CDN$339,307,500).

The underwriting syndicate for the offering was coordinated globally by Merrill Lynch & Co.  Lehman Brothers and Merrill Lynch & Co. served as joint U.S. and international bookrunners and BMO Nesbitt Burns Inc. and Credit Suisse First Boston Canada Inc. served as joint Canadian bookrunners for the offering.

The proceeds from the offering and the over-allotment option are expected to be used to fund Angiotech's clinical studies, research and product development, working capital and general corporate purposes, including acquisitions.

This press release is neither an offer to sell nor a solicitation of an offer to buy the common shares being offered, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale is unlawful.

Angiotech is in the business of enhancing the performance of medical devices and surgical implants through the innovative use of pharmacotherapeutics.  To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI, TSX: ANP), visit our website at www.angiotech.com.

Statements in this press release regarding the offering and exercise of the over-allotment option of Angiotech common shares and the expected use of the proceeds from such offering and the over-allotment option and any other statements, managements' future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Any statements that are not statements of historical fact (including statements containing the words "believes," "plans," "anticipates," "expects," "estimates" and similar expressions) should also be considered to be forward-looking statements.  There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including: the failure of Angiotech to complete the proposed offering or the failure to allocate the proceeds of the proposed offering and over-allotment option effectively or use the proceeds beneficially, other factors referenced in Angiotech's regulatory filings with the United States Securities and Exchange Commission or the Canadian securities regulators and any other factors that may affect performance.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. Angiotech disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

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Angiotech Pharmaceuticals Contact:

Ian Harper (investors & media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676